

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Christine Pellizzari
Chief Legal Officer
Insmed Incorporated
700 US Highway 202/206
Bridgewater, New Jersey 08807

Re: Insmed Incorporated
Form 10-Q
Exhibit Nos. 10.1, 10.2.1, and 10.2.2
Filed October 29, 2020
File No. 000-30739

Dear Ms. Pellizzari:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance